DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

04005838

January 16, 2004

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-16-2004

RE: Praxair, Inc.
Incoming letter dated December 27, 2003

Dear Mr. Chevedden:

This is in response to your letter dated December 27, 2003 concerning the shareholder proposal submitted to Praxair by Chris Rossi. On December 24, 2003, we issued our response expressing our informal view that Praxair could exclude the proposal from its proxy materials for its upcoming annual meeting.

After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Neil T. Anderson
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498

884905

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

December 27, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to Sullivan & Cromwell LLP No Action Request
Delivery Delayed 5-days from letter date
Praxair, Inc. (PX)
Chris Rossi

Ladies and Gentlemen:

The number preceding the brackets below correspond to the pages of the company letter.

2] The company submitted the wrong proposal in its no action request. On November 7, 2003 the attached proposal was timely faxed to the company and this proposal superceded the earlier submission.

The company "Board Policy" completely fails to address a key part of the proposal: "Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election." Without this key part the proposal is subject to manipulation at the expense of shareholders because the policy can be removed at any time and removed without a shareholder vote at any time. At any time the board wanted carte blanche to adopt a pill, the Board could simply remove the policy.

The following is from the company December 9, 2003 8-K: "Expiration Time shall mean the Close of Business on May 3, 2004, unless extended by action of the stockholders of the company." The phrase "*unless extended by action of the stockholders*" raises the question of whether the company will ask stockholders to approve a poison pill extension at the regular April 2004 annual meeting to nullify the first part of the very same sentence.

AMENDMENT #1
STOCKHOLDER PROTECTION RIGHTS AGREEMENT

Reference is made to the STOCKHOLDER PROTECTION RIGHTS AGREEMENT between Registrar and Transfer Company ("Rights Agent") and Praxair, Inc. ("Company") dated as of June 30, 2002.

The Agreement shall be amended effective as of December 9, 2003 as follows:

The definition for "Expiration Time" contained in Article 1.1 shall be deleted in its entirety and replaced with the following:

""Expiration Time" shall mean the earliest of (i) the Exchange Time, (ii) the Redemption Time, (iii) the Close of Business on May 3, 2004, unless, for purposes of this clause (iii), extended by action of the stockholders of the company (in which case the applicable time shall be the time to which it has been so extended), and (iv) immediately prior to the effective time of a consolidation, merger or statutory share exchange that does not constitute a Flip-over Transaction or Event."

Except as set forth above, all terms and conditions of the Agreement shall remain unchanged and shall continue in full force and effect.

The enclosed Dow Chemical Company (DOW) Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond the so-called "maximum extent" company policy:

1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.

2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

3] The company policy is subject to manipulation because within six months allows a vote to bypass an annual meeting and incur additional expenses upon shareholders.

This provision could also wrongfully subject the proponent to unwarranted criticism that he is responsible for the cost of a special election that must be conducted between annual meetings when this election could have been combined with the annual meeting ballot.

4] The rationale in this sentence on a 6-month delay for a shareholder vote is not correct:
"This is meant to ensure that the Company has adequate time to fully prepare the matter for submission to a shareholder vote." It does not take 6 months to add an item to the annual meeting ballot. The company would not need 6-months if the annual meeting was scheduled in 4-months.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

John Chevedden

cc: Chris Rossi
Dennis Reilley

The Dow Chemical Company
Midland, Michigan 48674

CERTIFIED RESOLUTION

Adoption of Stockholder Rights Policy

RESOLVED, upon the recommendation of the Committee on Directors and Governance that the Board of Directors adopt the following Stockholder Rights Policy for the Company:

The Board of Directors shall obtain stockholder approval prior to adopting any stockholder rights plan; *provided, however*, that the Board may act on its own to adopt a stockholder rights plan if, under the then current circumstances, the Board in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Dow's stockholders to adopt a stockholder rights plan without the delay in adoption that would come from the time reasonably anticipated for stockholder approval. Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders. The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow stockholders.

Certification

I, Thomas E. Moran, Assistant Secretary of The Dow Chemical Company (the "Company"), do hereby certify that the foregoing is a full, true and correct copy of a resolution adopted at a meeting of the Board of Directors of the Company, held at the offices of the Company in Midland, Michigan, on the 13th day of February, 2003, at which meeting a quorum of the Board of Directors was present, and that, as of the date below, such resolution has not been revoked, annulled or modified in any manner whatsoever, and is in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of the Company this 13th day of February, 2003.

Thomas E. Moran, Assistant Secretary

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2003	74%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 74% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic. I do not see how our Directors object to this proposal because it gives our Board the flexibly to ~~override~~ ignore our shareholder vote if our Board seriously believes it has a good reason. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Chris Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.